Exhibit 16.1

April 1, 2024

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated April 1, 2024, of Alpha Teknova, Inc. and are in agreement with the statements contained in the third, fourth, fifth, and sixth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP